FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                               FOR AUGUST 12, 2002




                            DESWELL INDUSTRIES, INC.
                         (Registrant's name in English)




                  Unit 516 517, Hong Leong Industrial Complex,
                       No. 4 Wang Kwong Road, Kowloon Bay,
                               Kowloon, Hong Kong
                    (Address of principal executive offices)



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DESWELL [LOGO]
                                             CONTACT:
                                             John G. Nesbett
                                             Ryan Daniels
                                             Lippert/Heilshorn & Associates
                                             212-838-3777, ext. 6631



                            DESWELL INDUSTRIES, INC.
               ANNOUNCES 10% INCREASE IN FIRST QUARTER NET INCOME

       -COMPANY ALSO ANNOUNCES FIRST QUARTER DIVIDEND OF $0.19 PER SHARE-



HONG KONG (August 12, 2002) - Deswell Industries, Inc. (Nasdaq: DSWL), today announced its results for the first quarter ended June 30, 2002.

Net sales for the quarter ended June 30, 2002, were $23.3 million, an increase of 7% compared to net sales of $21.9 million for the quarter ended June 30, 2001. Operating income decreased 11% to $3.5 million, compared to $4.0 million for the same quarter in 2001. Net income for the quarter increased 10% to $3.7 million compared to $3.4 million for the year-ago quarter.

The Company has announced a 3-for-2 stock split of record date July 8, 2002, payable on July 22, 2002. The stock split has increased the number of total shares outstanding from approximately 5.7 million shares to 8.5 million shares. After accounting for the stock split, the basic earnings per share and diluted earnings per share increased to $0.44 and $0.43 respectively (based on 8,396,000 and 8,650,000 weighted average shares outstanding, respectively), compared to $0.40 and $0.40 respectively (based on 8,397,000 and 8,397,000 weighted average shares outstanding, respectively), in the first quarter ended June 30, 2001.

The Company's balance sheet remains strong. The Company's cash and cash equivalents for the quarter was $28.2 million, as compared to $31.5 million on March 31, 2002. Working capital was $59.3 million as of June 30, 2002, versus $54.9 million as of March 31, 2002. Part of the internal funding was used for the new plant construction in Dongguan. The Company has no long-term or short-term borrowings.

Mr. Richard Lau, chairman and chief executive officer, commented, "As with most OEM manufacturers in Asia, Deswell has been affected by pricing pressure over the past year. This quarter, our electronics-assembly and metallic-products divisions recorded a 23.5% increase in sales. Much of this increase was offset by Jetcrown, our injection-molding division, which experienced a 6.8% decrease in revenues largely due to pricing pressure. The 10.7% decrease in operating income from $4.0 million to $3.5 million was mainly due to increased general and administrative expenses of $348,000 resulting from increased compensation from our expanded tooling division."


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Mr. Lau continued, "The construction of our new manufacturing plant in Dongguan has been progressing well though it was delayed for three months due to unforeseeable rainy weather and government procedures. The Phase I construction will be completed by November 2002 and be operational by March 2003. With significantly enhanced software and hardware at this new facility, we should be well-positioned to compete for new business, particularly in the automotive industry. Moreover, we will continue planning and monitoring our investments and expanding our facilities as orders justify."

ANNUAL GENERAL MEETING

The Company announced that the 2002 Annual General Meeting will be held at 9:30 a.m. on September 23, 2002, at the Waldorf Astoria Hotel, 301 Park Avenue, New York, NY 10022, U.S.A.

FIRST QUARTER DIVIDENDS

The Company also announced that on August 10, 2002, its board of directors declared a dividend of $0.19 per share for the first quarter. The dividend will be payable on September 3, 2002, to shareholders of record as of August 21, 2002.


Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount ("SMT"), and pin-through hole ("PHT") interconnection technologies; and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company's customers include Kyocera Mita Industrial Co. (H.K.) Limited, Epson Precision (H.K.) Ltd., Inter-Tel Incorporated, Vtech Communications Ltd., Peavey Electronics Corporation and Emerson.

To learn more about Deswell Industries, Inc., please visit the Company's web site at www.deswell.com.
        ---------------

                                    - MORE -



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


DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                Quarter ended
                                                                  June 30,
                                                            2002         2001
                                                         ----------------------

Net sales                                                $ 23,305      $ 21,884
Cost of sales                                              15,858        14,361
                                                         --------      --------
Gross profit                                                7,447         7,523
Selling, general and administrative expenses                3,915         3,567
                                                         --------      --------
Operating income                                            3,532         3,956
Interest expense                                               (6)          (11)
Other income, net                                             430            79
                                                         --------      --------
Income before income taxes                                  3,956         4,024
Income taxes                                                 (290)          210
                                                         --------      --------
Income before minority interests                            4,246         3,814
Minority interests                                            555           445
                                                         --------      --------
Net income                                               $  3,691      $  3,369
                                                         ========      ========
Basic:
  Net income per share (note 3)                          $   0.44      $   0.40
                                                         ========      ========

  Weighted average common shares                            8,396         8,397
                                                         ========      ========
     outstanding (in thousands) (note 4)

Diluted:
 Net income per share (note 3)                           $   0.43      $   0.40
                                                         ========      ========

 Weighted average common and potential                      8,650         8,397
                                                         ========      ========
      Common shares (in thousands) (note 4)




                                    - MORE -


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


DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEET
(U.S. DOLLARS IN THOUSANDS)

                                                              June 30,       March 31,
                                                               2002            2002
                                                               ----            ----
                                                            (Unaudited)     (Audited)
ASSETS

Current assets:
      Cash and cash equivalents                                 $ 28,205   $ 31,534
      Restricted cash                                              2,779      2,861
      Marketable securities                                        3,674      1,115
      Accounts receivable, net                                    18,682     16,888
      Inventories                                                 13,064     13,225
      Prepaid expenses and other current assets                    7,273      3,421
      Income taxes receivable                                        751        428
                                                                --------   --------
            Total current assets                                  74,428     69,472
Property, plant and equipment - net                               25,812     24,794
Goodwill                                                             358        478
                                                                --------   --------
               Total assets                                     $100,598   $ 94,744
                                                                ========   ========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
      Accounts payable                                          $  9,757   $  7,583
       Bank loans                                                   --          482
      Customer deposits and accrued expenses                       5,220      6,320
      Income taxes payable                                           160        165
                                                                --------   --------
          Total current liabilities                               15,137     14,550
                                                                --------   --------
Deferred income tax                                                   15         15
                                                                --------   --------
Minority interests                                                11,083     10,528
                                                                --------   --------

Shareholders' equity
      Common stock
        -authorized 30,000,000 shares; issued and outstanding
         8,470,246 shares at June 30, 2002 and
         8,370,496 at March 31, 2002 (note 4)                         56         56
      Additional paid-in capital                                  27,543     26,522
      Retained earnings                                           46,764     43,073
                                                                --------   --------
           Total shareholders' equity                             74,363     69,651
                                                                --------   --------
               Total liabilities and shareholders' equity       $100,598   $ 94,744
                                                                ========   ========




                                    - MORE -




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



DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
(U.S. DOLLARS IN THOUSANDS)

                                                                                   Quarter ended
                                                                                       JUNE 30,
                                                                                    2002        2001
                                                                                    ----        ----
Cash flows from operating activities:
           Net income                                                            $  3,691    $  3,369
           Adjustments to reconcile net income to net cash
             provided by operating activities:
              Depreciation and amortization                                         1,339       1,243
              Gain on sale of property, plant and equipment                            (2)        (22)
              Minority interests                                                      555         445
              Changes in current assets and liabilities:
                Accounts receivable                                                (1,794)     (1,913)
                Marketable securities                                              (2,559)       (493)
               Inventories                                                            161         (37)
               Prepaid expenses and other current assets                           (3,852)       (200)
               Income taxes receivable                                               (323)          0
               Accounts payable                                                     2,174       2,436
               Customer deposits and accrued expenses                              (1,100)        (82)
               In income taxes payable                                                 (5)        (88)
                                                                                 --------    --------
           Net cash (used in)/provided by operating activities                     (1,715)      4,658
                                                                                 --------    --------

Cash flows from investing activities
           Purchase of property, plant and equipment                               (2,241)       (655)
           Proceeds from disposal of property, plant and equipment                      6          67
           Increase in restricted cash                                                 82        (489)
                                                                                 --------    --------
Net cash used in investing activities                                              (2,153)     (1,077)
                                                                                 --------    --------

Cash flows from financing activities
           Common stock issued                                                      1,021          52
           (Decrease)/increase in bank loans                                         (482)        482
                                                                                 --------    --------
              Net cash provided by financing activities                               539         534
                                                                                 --------    --------

Net (decrease)/increase in cash and cash equivalents                               (3,329)      4,115
Cash and cash equivalents, at beginning of period                                  31,534      25,330
                                                                                 --------    --------
Cash and cash equivalents, at end of period                                        28,205      29,445
                                                                                 ========    ========

Supplementary disclosures of cashflow information: Cash paid during the period for:
           Interest                                                                     6          12
           Income taxes                                                                38         298
                                                                                 ========    ========

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                                    - MORE -



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DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)


1.         MANAGEMENT'S STATEMENT

           In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the "Company") at June 30, 2002 and March 31, 2002, the results of operations for the quarters ended
           June 30, 2002 and June 30, 2001, and the cash flows for the quarters ended June 30, 2002 and June 30, 2001. The notes to the Consolidated
           Financial Statements, which are contained in the Form 20-F Annual
           Report filed on July 11, 2002 under the Securities Exchange Act of
           1934 should be read in conjunction with these Consolidated Financial
           Statements.

2.         INVENTORIES

                                               June 30,        March 31,
                                                2002            2002
                                             ----------       ----------
Inventories by major categories :
             Raw materials                   $    7,341       $   7,368
             Work in progress                     3,643           3,213
             Finished goods                       2,080           2,644
                                             ----------       ----------
                                             $   13,064       $  13,225
                                             ==========       ==========

3.         EARNINGS PER SHARE

           The basic net income per share and diluted net income per share are computed in accordance with the Statement of Financial Accounting
           Standards No.128 "Earnings Per Share."

           The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period. Diluted net income per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of options.

           The net income for the quarters ended June 30, 2002 and 2001 were both from the Company's continuing operations.

4.         STOCK SPLIT

           On June 17,2002, the Company announced that it is effecting a three-for-two stock split of its outstanding shares to holders of record on July 8, 2002 and payable on July 22, 2002. In conjunction with this stock split and proportionate to it, the Memorandum of Association will be amended effective on July 8, 2002 to increase authorized capital to 30,000,000 common shares. This amendment will also result in the par value of its shares converting to no par value per share.

           The shares issued and outstanding at June 30,2002 prior to the stock split was 5,646,831 shares.

                                    - MORE -


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DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

GENERAL

The Company's revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components. The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and inexpensive labor rates as compared to Hong Kong.


QUARTER ENDED JUNE 30, 2002 COMPARED TO QUARTER ENDED JUNE 30, 2001

The Company's net sales for the quarter ended June 30, 2002 were $23,305,000, an increase of $1,421,000 or 6.5% as compared to the corresponding period in 2001.
The increase in sales was mainly related to increases in sales of electronic & metallic products of $2,254,000 offset by a decrease in sales of plastic injection molding products of $833,000. This represented an increase of 23.5% and a decrease of 6.8% respectively, as compared with the net sales in the corresponding period in the prior year.

The increase in net sales in the electronic and metallic division was mainly due to an increase in orders from its existing customers as well as new customers.

The gross profit for the quarter ended June 30, 2002 was $7,447,000, representing a gross profit margin of 32.0%. This compares with the overall gross profit and gross profit margin of $7,523,000 or 34.4% for the quarter ended June 30, 2001.

Selling, general and administrative expenses for the quarter ended June 30, 2002 were $3,915,000, amounting to 16.8% of total net sales, as compared to $3,567,000 or 16.3% of total net sales for the quarter ended June 30, 2001. The increase in selling, general and administrative expenses of $348,000 was mainly attributed to increased compensation as a result of our expanded tooling division.

As a result, operating income was $3,532,000 for the quarter ended June 30, 2002, a decrease of $424,000 or 10.7% as compared with the corresponding quarter in the prior year.

Minority interests represent the 49% minority interest in both the electronics and metallic subsidiaries and the marketing subsidiary. The increase in minority interest to $555,000 for the quarter ended June 30, 2002, from $445,000 for the corresponding quarter in the prior year reflects the increased profits generated by the electronic and metallic business.

As a result of the above factors, net income was $3,691,000 for the quarter ended June 30, 2002, an increase of $322,000 or 9.6%, as compared to the quarter ended June 30, 2001 and net income as a percentage of net sales slightly increased to 15.8% from 15.4%.




                                    - MORE -

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DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS  (CONTINUED)



LIQUIDITY AND CAPITAL RESOURCES

Traditionally, the Company has relied primarily upon internally generated funds and short-term borrowings (including trade finance facilities) to finance its operations and expansion, although capital expenditure has been partly financed by long-term debt, including capital leases.

As of June 30, 2002, the Company had a working capital surplus of $59,291,000.
This compares with a working capital surplus of $54,922,000 at March 31, 2002.
The increase in working capital was mainly attributed to net cash generated from its operating activities.

The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing other than short-term borrowings that are used to finance accounts receivable and are generally paid with cash generated from operations. The Company has no short-term borrowings and no long-term debt at June 30, 2002.

As of June 30, 2002, the Company had in place general banking facilities with seven financial institutions aggregating approximately $19,515,000. Such facilities, which are subject to annual review, include overdrafts, letters of credit, import facilities, trust receipt financing, inward bills financing as well as fixed loans. As of June 30, 2002, the Company had ( i ) unused credit facilities of $18,828,000 ( ii ) cash and cash equivalents of $28,205,000 and ( iii ) restricted cash of $2,779,000, which has been pledged as collateral for those credit facilities. The restricted cash of $2,748,000 and leasehold land and buildings of $1,341,000 have been pledged as collateral for those credit facilities. The Company also had $31,000 pledged as deposit for customs duty in Dongguan, China.

The Company expects that working capital requirements and capital additions will be funded through a combination of internally generated funds and existing facilities.




                                     - END -



           Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




                                             For and on behalf
                                             of Deswell Industries, Inc.




                                             By:_________/s/________________
                                             Richard Lau
                                             Chief Executive Officer

Date: August 12, 2002



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